UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ATERIAN, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

608189106

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jelena Puzovic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 363,470
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 363,470

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,470
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
12	TYPE OF REPORTING PERSON IN

Note: Ownership information above is as of 12/31/21.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 9830 Macarthur, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 363,470
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 363,470

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,470
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
12	TYPE OF REPORTING PERSON OO

Note: Ownership information above is as of 12/31/21.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nijor Children’s Trust UA 1/2/2017
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 363,470
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 363,470

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,470
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
12	TYPE OF REPORTING PERSON OO

Note: Ownership information above is as of 12/31/21.

Item 1.

(a)	Name of Issuer:

Aterian, Inc., a Delaware corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Office:

37 East 18th Street, 7th Floor

New York, NY 10003

Item 2.

(a)	Name of Persons Filing

This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by: (1) Jelena Puzovic; (2) 9830 Macarthur, LLC, a Wyoming limited liability company (“Macarthur”); and (3) Nijor Children’s Trust UA 1/2/2017, an Indiana trust (the “Trust”) (all of the foregoing, collectively, the “Reporting Persons”). Macarthur is a private investment vehicle. Macarthur directly beneficially owns the Common Stock (as defined below) reported in this Statement. The Trust is the manager of Macarthur. Jelena Puzovic is the Trustee of the Trust. Jelena Puzovic and the Trust may be deemed to beneficially own the Common Stock directly beneficially owned by Macarthur.

(b)	The principal business office of the Reporting Persons is 30 N. Gould St., Suite R, Sheridan, Wyoming 82801.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).

(e)	CUSIP Number: 608189106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on December 31, 2021. As of the Event Date of December 31, 2021, the beneficial ownership of the Reporting Persons was as follows: Macarthur directly beneficially owned 363,470 shares of Common Stock, representing 0.07% of all of the outstanding shares of Common Stock. The percentages of beneficial ownership of each Reporting Person are based on 53,528,757 shares of the Issuer’s Common Stock outstanding as of November 4, 2021, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of more than Five Percent on Behalf of another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jelena Puzovic

9830 Macarthur, LLC

Nijor Children’s Trust UA 1/2/2017

By:	/s/ Jelena Puzovic
Jelena Puzovic, for herself and as the Trustee of the Trust
(for itself and as Manager of 9830 Macarthur, LLC)

November 9, 2023
Date